UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

GALECTIN THERAPEUTICS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74267T109

(CUSIP Number)

Rod D. Martin

1099 Forest Lake Terrace

Niceville, FL 32578

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 10 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2010 (the “Schedule 13D”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Galectin Therapeutics, Inc., f/k/a Pro-Pharmaceuticals, Inc. (the “Issuer”).

CUSIP No. 74267T109

1. Names of Reporting Persons. 10X Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization State of Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 50,862,698 shares of Common Stock[1]
8. Shared Voting Power N/A
9. Sole Dispositive Power 50,862,698 shares of Common Stock
10. Shared Dispositive Power N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person 50,862,698
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X1
13. Percent of Class Represented by Amount in Row (11) 44.6%
14. Type of Reporting Person (See Instructions) IV, PN

CUSIP No. 74267T109

1. Names of Reporting Persons. 10X Capital Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization State of Florida, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 50,862,698 shares of Common Stock[2]
8. Shared Voting Power N/A
9. Sole Dispositive Power 50,862,698 shares of Common Stock
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 50,862,698
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X1
13. Percent of Class Represented by Amount in Row (11) 44.6%
14. Type of Reporting Person (See Instructions) IA, HC, CO

ITEM 1.  SECURITY AND ISSUER

There have been no changes to Item 1 since the Schedule 13D/A filed on June 15, 2009, except that the Issuer has changed its name to Galectin Therapeutics, Inc.

ITEM 2. IDENTITY AND BACKGROUND

There have been no changes to Item 2 since the Schedule 13D/A filed on June 15, 2009.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following paragraphs to the end thereof:

On June 30, 2010, 10X Fund received 358,015 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

On September 30, 2010, 10X Fund received 380,475 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

On December 31, 2010, 10X Fund received 380,475 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

On March 31, 2011, 10X Fund received 380,475 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

On June 30, 2011, 10X Fund received 380,475 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

On June 30, 2011, 10X Fund exercised 3,590,000 Class A-1 Warrants, and as a result acquired 3,590,000 shares of common stock of the Issuer. The warrants were exercisable at $0.50 per share. The aggregate exercise price was $1,795,000.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to read in its entirety as follows:

10X Fund acquired its interests in the Issuer for investment purposes.  10X Fund intends to monitor and evaluate its investment in such interest on a continuing basis. However, 10X Fund expects that it may sell up to 200,000 shares of common stock owned by it on the open market or negotiated transactions within the next nine months in order to pay expenses of 10X Fund, such as legal, auditing, administration and management fees of 10X Fund.  10X Fund may also sell shares of common stock owned by it on the open market or negotiated transactions to the extent the Issuer calls the Class A-2 Warrants and 10X Fund determines it is unable to raise the funds to pay the exercise price by the due date from internal funds or capital calls to its limited partners, and if that occurs all of the proceeds of the sales would be reinvested back in the Issuer.

Under the terms of the Series B-1 Preferred Stock and Series B-2 Preferred Stock, as set forth in the Certificate of Designation of Preferences, Rights and Limitations of such securities, 10X Fund is permitted to (a) vote as a separate class to elect two (2) members of the Issuer’s Board of Directors and (b) nominate two (2) additional members of the Issuer’s Board of Directors, which additional nominees shall be subject to election by all shares of voting stock entitled to vote on matters put before the holders of Common Stock.  The number of members of Issuer’s Board of Directors elected by 10X Fund voting as a separate class shall be increased to three (3) if and when 10X Fund consummates the purchase of all securities that are purchasable under a Securities Purchase Agreement dated February 12, 2009, as amended.  10X Fund completed the purchase of all securities purchasable under the Securities Purchase Agreement dated February 12, 2009, as amended, but to date has only exercised its right to elect two (2) members of the Issuer’s Board of Directors, but reserves the right to elect a third (3) member at its discretion in the future.

Depending upon their assessment of the Issuer from time to time, the Reporting Persons may change their present intentions as stated above or dispose of some or all of the interests of the Issuer held by 10X Fund in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers.  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to its interests in the Issuer, the possible activities of the Reporting Persons may change from time to time.

Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Persons do not have any plans or proposals which related to or would result in any of the actions specified in Item 4 of Schedule 13D, but the Reporting Persons reserve the right to change their intentions with respect to any of the foregoing at any time without notice.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read in its entirety as follows:

(a) Aggregate number and percentage of beneficially owned Common Stock: 50,862,698; 44.6%3

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  50,862,698

Shared power to vote or direct the vote: N/A

Sole power to dispose or direct the disposition: 50,862,698

Shared power to dispose or direct the disposition: N/A

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:

On June 30, 2010, 10X Fund received 358,015 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

On September 30, 2010, 10X Fund received 380,475 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

On December 31, 2010, 10X Fund received 380,475 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

On March 31, 2011, 10X Fund received 380,475 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

On June 30, 2011, 10X Fund received 380,475 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

On June 30, 2011, 10X Fund exercised 3,590,000 Class A-1 Warrants, and as a result acquired 3,590,000 shares of common stock of the Issuer. The warrants were exercisable at $0.50 per share. The aggregate exercise price was $1,795,000.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities:

James Czirr and Rod D. Martin are co-managing members of 10X Capital, the general partner of 10X Fund.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies, other than the documents filed as Exhibits hereto pursuant to Item 7.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

In addition to the items previously incorporated by reference, the following items are hereby incorporated by reference from the Issuer’s forms noted below:

Letter Agreement between Pro-Pharmaceuticals, Inc. and 10X Fund, L.P. dated August 11, 2009	Incorporated by reference from Exhibit 10.2 to the Issuer’s Form 10-Q filed on August 14, 2009
Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock	Incorporated by reference from Exhibit 3.7 to the Issuer’s Form 10-Q filed on August 14, 2009
Letter Agreement between Pro-Pharmaceuticals, Inc. and 10X Fund, L.P. dated August 11, 2010	Incorporated by reference from Exhibit 10.3 to the Issuer’s Form 10-Q filed on August 13, 2010
Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock	Incorporated by reference from Exhibit 3.1 to the Issuer’s Form 8-K filed on January 27, 2011

Agreement between Pro-Pharmaceuticals, Inc. and 10X Fund, L.P. dated January 21, 2011	Incorporated by reference from Exhibit 3.1 to the Issuer’s Form 8-K filed on January 27, 2011

Form of Class A-1 Common Stock Purchase Warrant	Incorporated by reference from Exhibit 3.1 to the Issuer’s Form 8-K filed on January 27, 2011

Form of Class A-2 Common Stock Purchase Warrant	Incorporated by reference from Exhibit 3.1 to the Issuer’s Form 8-K filed on January 27, 2011

Form of Class B Common Stock Purchase Warrant	Incorporated by reference from Exhibit 3.1 to the Issuer’s Form 8-K filed on January 27, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2011

_______________________

Date

10X FUND, L.P., a Delaware limited partnership

By:  10X Capital Management, LLC, a Florida limited liability company, its General Partner

/s/ Robert J. Mottern

By: ______________________________

Name:  Robert J. Mottern, attorney in fact for 10X Fund, L.P.

10X CAPITAL MANAGEMENT, LLC, a Florida limited liability company

/s/ Robert J. Mottern

By:_______________________________

Name:  Robert J. Mottern, attorney in fact for 10X Capital Management, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

{footnote}

1 The beneficial ownership of 10X Fund, L.P. (“10X Fund”), a Delaware limited partnership, includes (a) 3,600,000 shares of the Issuer’s common stock (“Common Stock”) which 10X Fund has the right to acquire upon conversion of 900,000 shares of the Issuer’s Series B-1 Convertible Preferred Stock, (b) 8,400,000 shares of Common Stock which the 10X Fund has the right to acquire upon conversion of 2,100,000 shares of the Issuer’s Series B-2 Convertible Preferred Stock, (c) 2,410,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of seven (7) Class A-1 Warrants of the Issuer, (d) 6,000,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of eleven (11) Class A-2 Warrants of the Issuer, (e) 24,000,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of eleven (11) Class B Warrants of the Issuer, and (f) 6,452,698 shares which 10X Fund owns outright, for a total of 50,862,698 shares which 10X Fund owns or has the right to acquire upon conversion or exercise of existing securities of the Issuer owned by 10X Fund.   All of the securities presently owned by 10X Fund are convertible or exercisable immediately into shares of Common Stock.  10X Fund’s beneficial ownership does not include shares of Common Stock which the Issuer has the right to issue to 10X Fund in payment of cumulative dividends on shares of Series B-1 or Series B-2 Convertible Preferred Stock of the Issuer.

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